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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                _______________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                _______________


                           EDGE PETROLEUM CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                    76-0511037
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

          TEXACO HERITAGE PLAZA
         1111 BAGBY, SUITE 2100
             HOUSTON, TEXAS                                  77002
(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange on which
Title of each class to be so registered      each class is to be registered
---------------------------------------     -------------------------------

          NONE                                     NOT APPLICABLE

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A. (c)(1), please check
the following box.                                                        [   ]

          If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.                     [   ]

Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (title of class)
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       ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
                 -------------------------------------------------------

     The authorized capital stock of Edge Petroleum Corporation, a Delaware corporation (the "Company") consists of 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The following summary does not purport to be complete, and reference is made to the more detailed provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, which are filed as exhibits to this Registration Statement on Form 8-A.

COMMON STOCK

     The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, with the numbers of shares of each series to be determined by it. The Board of Directors is authorized to fix and determine the powers, designations, preferences and relative, participating, optional or other rights (including, without limitation, voting powers, full or limited, preferential rights to receive dividends or assets upon liquidation, rights of conversion or exchange into Common Stock, Preferred Stock of any Series or other securities, redemption provisions and sinking fund provisions) between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights.

     Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction; or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which the Company's securities are traded.

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OTHER MATTERS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for an transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors providing for indemnification with respect to certain matters.

     The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. The Bylaws provide that special meetings of the stockholders can be called only by the Chairman of the Board, the President or a majority of the Board of Directors of the Company.

     The Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors serving for staggered three-year terms.
As a result, approximately one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest.

     The Certificate of Incorporation provides that the number of directors will be no greater than 12 and no less than three. The Certificate of Incorporation further provides that directors may be removed only for cause (as defined in the Certificate of Incorporation), and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote.

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This provision, in conjunction with the provisions of the Certificate of
Incorporation authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. The Company's Bylaws also provide that the Board of Directors will include at least a majority of directors who are not employees of the Company. In addition, the Bylaws provide that the Compensation Committee will consist solely of members who are not employees of the Company and the Audit Committee will include at least a majority of members who are not employees of the Company.

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. No stockholder will be subject to the restrictions of Section 203 with respect to the Common Stock as a result of the Combination Transactions.

STOCKHOLDER PROPOSALS

     The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 45 days


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prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 45 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

ITEM 2.   EXHIBITS
          --------

          The following exhibits are filed as part of this Registration Statement on Form 8-A:

   *1       Form of certificate representing Common Stock (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form S-4 (Registration No. 333-17269)).

   *2(a)    Restated Certificate of Incorporation, as amended, of the Company
             (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form S-1 (Registration No. 333-17267)).

   *2(b)    Bylaws of the Company (incorporated herein by reference to Exhibit
             3.2 of the Registration Statement on Form S-4 (Registration No. 33 3-17269)).

_______________________________

 *   Incorporated by reference as indicated pursuant to Rule 12b-32.


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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        EDGE PETROLEUM CORPORATION



Date: February 13, 1997                 By:  /s/ JAMES D. CALAWAY
                                             ---------------------------
                                        Name:  James D. Calaway
                                        Title: President


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